October 31, 2024

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

        Re: Robot Consulting Co., Ltd.
            Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 18, 2024
            CIK No. 0002007599
Dear Amit Takur:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1
Financial Statements
Note 20. Subsequent Events, page F-19

1. Refer to the ShareWis purchase in June 2024 disclosed on page 55. If material, please expand the subsequent events disclosure to include a description of this purchase, including the amount of the purchase and the terms of the agreement. October 31, 2024
Page 2
Exhibits

2.     On page 55, you discuss your agreement with ShareWis Co., Ltd.
       Please file the agreement with ShareWis or tell us why you believe this is not required. Consider Item 601(b)(10) of Regulation S-K.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Yung Li